UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

MOCHA MERGER SUB, INC.

(Offeror)

LIBERTY INTERACTIVE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774104

(CUSIP Number of Class of Securities)

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774203

(CUSIP Number of Class of Securities)

Richard N. Baer

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copy to:

Robert W. Murray, Jr.

Renee Wilm

Jonathan Gordon

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,161,004,518.96	$134,908.73

(1)          Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (a) the product of (i) $17.76, which represents the average of the high and low sales prices of zulily, inc. (“zulily”) Class A common stock as reported on the Nasdaq Global Select Market on August 28, 2015 and (ii) 138,544,692, which represents the number of shares of zulily Class A common stock and Class B common stock outstanding as of August 28, 2015, plus the aggregate number of shares of zulily Class A common stock and Class B common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date minus (b) $1,298,856,487.50, the estimated minimum aggregate amount of cash to be paid by Liberty Interactive in the exchange offer and subsequent merger.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,908.73	Filing Party: Liberty Interactive Corporation
Form or Registration No.: Form S-4	Date Filed: September 1, 2015

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), and Mocha Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Liberty Interactive (“Purchaser”) with the Securities and Exchange Commission (the “SEC”) on September 1, 2015. The Schedule TO relates to the offer (the “Offer”) by Purchaser to exchange each issued and outstanding share of common stock of zulily, inc., a Delaware corporation (“zulily”), for consideration (the “Offer Consideration”) consisting of:

•                  $9.375 in cash, without interest, and

•                  0.3098 of a share of Series A QVC Group common stock of Liberty Interactive, par value $0.01 per share,

subject to the terms and conditions described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below). Capitalized terms used not but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

The Offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of August 16, 2015 (as it may be amended from time to time, the “Reorganization Agreement”), by and among Liberty Interactive, Purchaser, Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned merger subsidiary of Liberty Interactive (“Merger Sub 2”), and zulily, which contemplates the Offer and the subsequent merger of Purchaser with and into zulily (the “first merger”) with zulily surviving. In the first merger, which is expected to occur on the same day the Offer is consummated, each outstanding share of zulily common stock that Purchaser did not acquire in the Offer, other than those shares held by Liberty Interactive, Purchaser, Merger Sub 2 or zulily, or stockholders of zulily who properly demand appraisal in accordance with Delaware law (and who do not fail to perfect or otherwise effectively withdraw their demand or otherwise waive or lose their right to appraisal), will automatically be converted into the Offer Consideration. Immediately after the first merger, (i) zulily will become a wholly owned subsidiary of Liberty Interactive, and the former zulily stockholders will no longer have any direct ownership interest in zulily or its business and (ii) zulily will merge with and into Merger Sub 2 (the “second merger”). Merger Sub 2 will survive and be renamed “zulily, llc.”  The first merger and the second merger are referred to together as the “mergers.”

On September 1, 2015, Liberty Interactive filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) relating to the shares of Liberty Interactive Series A QVC Group common stock to be issued to zulily stockholders and holders of stock options and restricted stock units in the Offer and the mergers. The terms and conditions of the Offer and the mergers are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Liberty Interactive or Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Reorganization Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Proceedings” at the end of subsection (a) as follows:

“Certain Legal Proceedings”

On September 3, 2015, Patrick Pisano, a purported stockholder of zulily, filed a putative class action complaint in the United States District Court for the Western District of Washington against zulily, members of the zulily board of directors, Liberty Interactive, Purchaser and Merger Sub 2 for violations of the Exchange Act relating to the filing of an allegedly materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on September 1, 2015. The suit seeks, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction, or any terms thereof, to the extent already implemented, or granting of rescissory damages; and (iv) an award of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The defendants believe the allegations are without merit and intend to vigorously defend this suit.

On September 9, 2015, Karan Jugal, a purported stockholder of zulily, filed a putative class action complaint in the United States District Court for the Western District of Washington against zulily, members of the zulily board of directors, Liberty Interactive, Purchaser and Merger Sub 2 for violations of the Exchange Act relating to the filing of an allegedly materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on September 1, 2015. The suit seeks, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction, or any terms thereof, to the extent already implemented, or granting of rescissory damages; and (iv) an award of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The defendants believe the allegations are without merit and intend to vigorously defend this suit.

Item 12.   Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

(a)(5)(E) Complaint of Patrick Pisano against zulily, Darrell Cavens, Mark Vadon, W. Eric Carlborg, John Geschke, Mike Gupta, Youngme Moon, Michael Potter, Spencer Rascoff, Liberty Interactive, Purchaser and Merger Sub 2, filed in the United States District Court for the Western District of Washington, and dated September 3, 2015

(a)(5)(F) Complaint of Karan Jugal against zulily, Darrell Cavens, Mark Vadon, W. Eric Carlborg, John Geschke, Mike Gupta, Youngme Moon, Michael Potter, Spencer Rascoff, Liberty Interactive, Purchaser and Merger Sub 2, filed in the United States District Court for the Western District of Washington, and dated September 9, 2015

(a)(5)(G) Transcript of Mike George Presentation at Goldman Sachs 22nd Annual Global Retailing Conference, September 9, 2015 (incorporated by reference to Liberty Interactive’s filing with the SEC on September 11, 2015 pursuant to Rule 425)

(a)(5)(H) Slide Deck Regarding QVC Provided to Employees of zulily (incorporated by reference to Liberty  Interactive’s filing with the SEC on September 11, 2015 pursuant to Rule 425)

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2015

MOCHA MERGER SUB, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

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